                               CANWEST MEDIA INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003 AND 2002

                                   (UNAUDITED)

                         (expressed in Canadian dollars)

[PRICEWATERHOUSE COOPERS LOGO]

                                                PRICEWATERHOUSECOOPERS LLP
                                                CHARTED ACCOUNTANTS
                                                One Lombard Place, Suite 2300
                                                Winnipeg, Manitoba
                                                Canada R3B 0X6
                                                Telephone +1 (204) 926 2400
                                                Facsimile +1 (204) 944 1020

January 21, 2004

TO THE AUDIT COMMITTEE OF CANWEST MEDIA INC.

In accordance with our engagement letter dated January 21, 2004, we have reviewed the accompanying interim consolidated balance sheet of CANWEST MEDIA INC. (the "Company") as at November 30, 2003 and the related interim consolidated statements of earnings, retained earnings and cash flows for the three month period then ended. These interim consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

                               CANWEST MEDIA INC.
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                                     AS AT
                                                         NOVEMBER 30,        AUGUST 31,
                                                             2003               2003
                                                             $000               $000
ASSETS
CURRENT ASSETS
Cash                                                           24,056          115,450
Accounts receivable                                           468,445          370,132
Distributions receivable from Network TEN                      48,879           20,909
Inventory                                                      11,828           14,509
Investment in film and television programs                     93,274           82,912
Future income taxes                                            11,412           20,223
Other                                                           7,920           10,483
                                                         ------------        ---------
                                                              665,814          634,618
Investment in Network TEN (note 2)                             71,373           55,546
Other investments                                             109,132          109,280
Investment in film and television programs                     63,492           27,661
Due from parent and affiliated companies (note 5)             530,581          515,025
Property, plant and equipment                                 611,273          624,820
Other assets                                                  130,695          126,726
Intangible assets                                           1,094,570        1,093,818
Goodwill                                                    2,425,542        2,424,763
                                                         ------------        ---------
                                                            5,702,472        5,612,257
                                                         ============        =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                              125,121          107,503
Accrued liabilities                                           173,114          194,845
Income tax payable                                              7,446           16,968
Film and television programs accounts payable                  58,342           30,507
Deferred revenue                                               30,141           30,067
Future income taxes                                             6,072            6,072
Current portion of long term debt                              63,730           63,078
                                                         ------------        ---------
                                                              463,966          449,040
Long term debt                                              2,350,792        2,384,146
Other accrued liabilities                                     143,976          150,190
Future income taxes                                           399,721          401,327
                                                         ------------        ---------
                                                            3,358,455        3,384,703
                                                         ------------        ---------
Contingencies (note 6)

SHAREHOLDER'S EQUITY
Equity instruments                                          1,212,911        1,191,004
Contributed surplus                                           132,953          132,953
Retained earnings                                           1,014,684          931,090
Cumulative foreign currency translation adjustments           (16,531)         (27,493)
                                                         ------------        ---------
                                                            2,344,017        2,227,554
                                                         ------------        ---------

                                                            5,702,472        5,612,257
                                                         ============        =========

The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                     FOR THE THREE MONTHS ENDED NOVEMBER 30
                                   (UNAUDITED)

                                                          2003         2002
                                                          $000         $000
Revenue                                                  556,791      587,409
Operating expenses                                       266,516      261,215
Selling, general and administrative expenses             136,593      151,306
                                                         -------      -------
                                                         153,682      174,888
Amortization of intangibles                                4,375        4,375
Amortization of property, plant and equipment             18,259       18,937
Other amortization                                         1,305        1,382
                                                         -------      -------
Operating income                                         129,743      150,194
Interest expense                                         (57,984)     (60,928)
Interest income                                            4,700            -
Amortization of deferred financing costs                  (2,084)      (2,443)
Interest rate swap gains (losses)                           (495)          14
Foreign exchange gains (losses)                            4,691          (19)
Investment gains                                             249            -
Dividend income                                            1,415        1,533
                                                         -------      -------
                                                          80,235       88,351
Provision for income taxes (note 4)                       21,809       28,514
                                                         -------      -------
Earnings before the following                             58,426       59,837
Interest in earnings of Network TEN                       38,893       25,777
Interest in loss of other equity accounted affiliates       (163)        (330)
Realized currency translation adjustments                    500            -
                                                         -------      -------

Net earnings for the period                               97,656       85,284
                                                         =======      =======

The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                     FOR THE THREE MONTHS ENDED NOVEMBER 30
                                   (UNAUDITED)

                                                       2003             2002
                                                       $000             $000
Retained earnings - beginning of year                  931,090          803,493

Net earnings for the period                             97,656           85,284

Interest on junior subordinated
  debentures net of tax of $7,845
  (2002 - $9,167)                                      (14,062)         (14,071)
                                                    ----------       ----------

Retained earnings - end of period                    1,014,684          874,706
                                                    ==========       ==========

The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     FOR THE THREE MONTHS ENDED NOVEMBER 30
                                   (UNAUDITED)

                                                             2003        2002
                                                             $000        $000
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings for period                                      97,656      85,284
Items not affecting cash
     Amortization                                            26,023      27,137
     Future income taxes                                      6,629       2,711
     Interest in earnings of Network TEN                    (38,893)    (25,777)
     Interest in loss of equity accounted affiliates            163         330
     Interest rate swap losses (gains)                          495         (14)
     Realized currency translation adjustments                 (500)          -
     Investment gains                                          (249)          -
     Stock compensation expense                                 434           -
     Pension expense                                          1,825         628
                                                           --------    --------
                                                             93,583      90,299
Investment in film and television programs                   (9,979)          -
Changes in non-cash operating accounts                     (115,221)   (139,944)
                                                           --------    --------
Cash flows from operating activities                        (31,617)    (49,645)
                                                           --------    --------

INVESTING ACTIVITIES
Other investments                                                 -        (560)
Purchase of property, plant and equipment                   (11,085)     (4,948)
Advances to parent and affiliated companies                 (15,990)     10,760
                                                           --------    --------
                                                            (27,075)      5,252
                                                           --------    --------
FINANCING ACTIVITIES
Issuance of long term debt                                                    -
Repayment of long term debt                                 (32,702)    (13,743)
Net change in bank loans and advances                             -      27,858
                                                           --------    --------
                                                            (32,702)     14,115
                                                           --------    --------

NET CHANGE IN CASH                                          (91,394)    (30,278)
CASH - BEGINNING OF YEAR                                    115,450      49,778
                                                           --------    --------
CASH - END OF PERIOD                                         24,056      19,500
                                                           ========    ========

The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
              FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003 AND 2002

                         (EXPRESSED IN CANADIAN DOLLARS)

1.       SIGNIFICANT ACCOUNTING POLICIES

         On September 28, 2000, CanWest Media Inc. (the "Company") was created as a wholly-owned subsidiary of CanWest Global Communications Corp. ("CanWest") solely to acquire 100% of the common shares of Global Television Network Inc. ("GTNI"), a wholly-owned subsidiary of CanWest. This transaction has been accounted for on a "continuity of interests" basis. The results of operations for periods prior to creation of the Company are presented as those of the Company in a manner similar to a pooling of interests. Accordingly, these consolidated financial statements present the operations of the Company on a continuity of interests basis which is identical to the financial position and results of operations of GTNI for those periods presented.

         The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, out-of-home advertising, and internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company's operating segments include television and radio broadcasting, publishing and online operations and outdoor advertising. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Global Prime, various other conventional and specialty channels and the Cool FM radio station. The Australian Television segment includes the Company's 57.0% economic interest in the TEN Group Pty Limited which owns and operates Australia's TEN Television Network ("Network TEN"). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers, and the National Post as well as operation of the canada.com web portal and other web based operations. The New Zealand Television Broadcasting segment includes the operations of the 3 and C4 Television Networks. The New Zealand Radio Broadcasting segment includes five nationally networked radio brands and 27 local radio stations including More FM stations. The Irish Television Broadcasting segment includes the Company's 45% interest in the Republic of Ireland's TV3 Television Network. The Australian Outdoor advertising segment includes the Company's economic interest in EyeCorp, an out-of-home advertising operation which is wholly owned by the TEN Group Pty Limited. The Corporate and Other segment includes various investments in media operations including a 29.9% interest in Northern Ireland's Ulster Televison plc ("UTV").

         The Company's broadcast customer base is comprised primarily of large advertising agencies which place advertisements with the Company on behalf of their customers. Publishing revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

         A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

         BASIS OF PRESENTATION

         The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management , necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all of the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements except as indicated below. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 8.

         CHANGES IN ACCOUNTING POLICIES

         (a)  HEDGING RELATIONSHIPS

         The Company adopted CICA Accounting Guideline 13, "Hedging Relationships", (AcG 13) effective September 1, 2003. In accordance with the new policy each of the Company's hedging relationships are documented and subject to an effectiveness test on a quarterly basis for reasonable assurance that they are and will continue to be effective. Any derivative that does not qualify for hedge accounting is reported on a mark to market basis in earnings. The adoption of this guideline had no impact on the financial statements.

         (b)  STOCK OPTIONS

         The Company has share based compensation plans under which options of its parent company, CanWest, are issued to certain employees. These options are granted by CanWest with exercise prices equal to the market value of the underlying stock on the date of grant. CanWest adopted the fair value method of accounting recommended by the CICA in Section 3870, "Stock-based Compensation and Other Stock Based Payments", prospectively for stock-based compensation awards granted after September 1, 2003. Accordingly, the Company expensed $0.4 million related to stock options granted by CanWest to the employees of the Company

2.       INVESTMENT IN NETWORK TEN

         The Company owns approximately 14.7% of the issued ordinary shares and all of the convertible debentures and subordinated debentures of Network TEN, an Australian television broadcast network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay a market linked rate of interest. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 57.0% of all distributions paid by Network TEN. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 49.6% of the issued and outstanding shares of Network TEN at the time of conversion.

         As a result of its contractual right to representation on Network TEN's board of directors and other factors, the Company accounts for its interest in Network TEN on the equity basis. The Company has appointed three of the thirteen members of the board of directors of Network TEN.

         During the quarter ended November 30, 2003 Network TEN issued 957,000 shares for proceeds of A$2.1 million as a result of the exercise of management stock options. This effectively diluted the Company's economic interest in Network TEN to 57.0% from 57.1% at August 31, 2003 and resulted in an investment gain of $0.2 million.

         The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

         SUMMARY CONSOLIDATED BALANCE SHEETS

                                                                    AS AT
                                                           ----------------------
                                                           NOVEMBER 30  AUGUST 31
                                                              2003        2003
                                                              $000        $000
Assets
      Current assets                                         265,438     241,822
      Other assets                                            41,180      37,367
      Property, plant and equipment                           80,942      79,288
      Long term investments                                   12,923      11,421
      Intangibles                                            269,284     257,477
      Goodwill                                                93,482      88,752
                                                             -------     -------
                                                             763,249     716,127
                                                             =======     =======

Liabilities and Shareholders' Equity
      Current liabilities                                    263,593     188,633
      Other long term liabilities                            337,086     398,047
      Subordinated debentures issued to the Company           40,171      40,171
      Share capital                                           55,126      53,150
      Undistributed earnings                                  60,382      35,636
      Cumulative foreign currency translation
        adjustment                                             6,891         490
                                                             -------     -------
                                                             763,249     716,127
                                                             =======     =======

         SUMMARY CONSOLIDATED STATEMENTS OF EARNINGS


                                                      FOR THE THREE MONTHS ENDED
                                                             NOVEMBER 30,
                                                      --------------------------
                                                          2003         2002
                                                          $000         $000
Revenue                                                 232,652       185,124
Operating expenses                                      135,934       119,221
                                                       --------      --------
Operating profit before amortization                     96,718        65,903
Amortization of property, plant, equipment
   and other                                              4,333         3,662
                                                       --------      --------
                                                         92,385        62,241
Investment income and gains net of losses
   on write down of investments                           1,815             -
Financing expenses                                      (42,762)      (29,668)
                                                       --------      --------
                                                         51,438        32,573
Provision for income taxes                               15,509         9,828
                                                       --------      --------
Earnings before the following                            35,929        22,745
Minority interests                                          (21)           42
                                                       --------      --------
Net earnings for the period                              35,908        22,787
                                                       ========      ========

Net earnings for the period                              35,908        22,787
Interest in respect of subordinated
   debentures held by the Company                        36,725        24,984
                                                       --------      --------
Earnings for the period before interest in
   respect of subordinated debentures (1)                72,633        47,771
                                                       ========      ========

SUMMARY STATEMENT OF UNDISTRIBUTED EARNINGS

                                                              2003       2002
                                                              $000       $000
Undistributed earnings (deficit) - beginning of year          35,636    (52,232)

Earnings for the period before interest in respect of
   subordinated debentures                                    72,633     47,771

Distributions paid and payable                               (47,887)         -
                                                             -------    -------

Undistributed earnings (deficit) - end of period              60,382     (4,461)
                                                             =======    =======

(1) The Company's economic interest in Network TEN's earnings for the three months ended November 30, 2003 is $38.9 million (2002 - $25.8 million), comprised of its 14.7% interest in net earnings and interest on the subordinated debentures.

         At November 30, 2003 the Company's share of undistributed earnings of Network TEN was $34.4 million, (2002 - $(2.6) million). The Company estimates that the market value of the Company's investment in Network TEN, based on quoted market rates for Ten Network Holdings Limited at November 30, 2003, was approximately $1,327 million (2002 - $941 million).

3.       RESTRUCTURING ACCRUALS

         For the period ended November 30, 2003, expenditures charged to the restructuring accruals were $4.5 million. The balance of the restructuring accruals are expected to be completed by August 31, 2004.

                                                      LEASE/
                                                     CONTRACT
                                     SEVERANCE      TERMINATION    INTEGRATION      OTHER        TOTAL
                                        $000           $000           $000           $000         $000
Balance August 31, 2003               10,326           2,482            250         2,340       15,398
Expenditures - 2004                    4,391              61             88             -        4,540
                                      ------          ------         ------        ------       ------
Balance November 30, 2003              5,935           2,421            162         2,340       10,858
                                      ======          ======         ======        ======       ======

4.       INCOME TAXES

         The Company's provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

                                                     2003              2002
                                                     $000              $000
Income taxes at combined Canadian statutory
 rate of 35.59% (2002 -- 38.66%)                     28,556            34,156
Effect of foreign income tax rates differing from
 Canadian income tax rates                           (1,250)           (1,329)
Large corporations tax                                  800               800
Effect of change in tax rates                        17,991                 -
Effect of change in expected future tax rates       (12,586)                -
Effect of resolved tax dispute                       (7,000)                -
Utilization of loss carry forwards not previously
 tax effected                                        (5,589)           (4,378)
Other                                                   887              (735)
                                                    -------           -------
Provision for income taxes                           21,809            28,514
                                                    =======           =======

5.       RELATED PARTY BALANCES AND TRANSACTIONS

         Due from parent and affiliated companies consist of the following:


                                                                AS AT
                                                     --------------------------
                                                      NOVEMBER 30,  AUGUST 31,
                                                          2003         2003
                                                          $000         $000
Due from parent, CanWest -- non-interest bearing        81,686        82,115
Due from various affiliated companies  --
  CanWest Entertainment Inc. -- non-interest
  bearing                                               60,533        60,502
Fireworks Entertainment Inc. -- bearing interest at
  prime                                                388,362       372,408
                                                       -------       -------

Due from parent and affiliated companies               530,581       515,025
                                                       =======       =======

         These advances have no fixed repayment terms.

         The Company has loans due from Fireworks Entertainment Inc., a company controlled by Canwest Global Communications Corp. which are subject to measurement uncertainty. The estimated recoverable amounts of these loans depend on estimates of the profitability of Fireworks, which, in turn, depends upon assumptions regarding future conditions in the film and entertainment industry and the exploitation of the films included in Fireworks' library. These assumptions are limited by the availability of reliable industry comparative data and the uncertainty of prediction concerning future events. Accordingly, by their nature, estimates of recoverable amounts are subjective.

6.       CONTINGENCIES

         a) On December 17, 2003 the Company filed a statement of claim against Hollinger International, Hollinger Inc. and certain related parties in the amount of $25.7 million plus interest representing amounts owed to the Company related to its acquisition of The National Post Company. In addition, the Company has requested arbitration related to a further $54.3 million owed by Hollinger related to certain unresolved matters related to its November 15, 2000 acquisition of certain newspapers assets from Hollinger.

         b) The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

7.       SEGMENTED INFORMATION

         The Company operates primarily within the publishing, online, broadcasting, and outdoor advertising industries in Canada, New Zealand, Ireland and Australia.

         Each segment below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit(1). Management includes its proportionate interest in the results of its equity accounted Australian television and outdoor operations in strategic decision making, therefore, these proportionate results are included in the following segmented disclosure. Segmented information in Canadian dollars is as follows:

                                              REVENUE(2)            OPERATING PROFIT
                                         --------------------     --------------------
                                           2003        2002         2003        2002
       OPERATING SEGMENTS                  $000        $000         $000        $000
Publishing and Online - Canada            303,458     318,746       83,153      81,794
                                         --------    --------     --------     -------
TELEVISION
Canada                                    191,252     214,506       56,170      81,397
Australia - Network TEN                   121,387      96,239       52,640      37,025
New Zealand                                30,863      26,211        9,861       7,243
Ireland                                     9,860      10,101        3,724       3,987
                                         --------    --------     --------     -------
Total television                          353,362     347,057      122,395     129,652
Radio - New Zealand                        21,358      17,845        7,087       5,354
Outdoor - Australia                        11,224      10,207        2,489         869
                                         --------    --------     --------     -------
                                          689,402     693,855      215,124     217,669
Corporate and other                             -           -       (6,313)     (4,887)
                                         --------    --------     --------     -------
Total Combined                            689,402     693,855      208,811     212,782
                                         --------    --------     --------     -------
Elimination of equity accounted
affiliates(3)                            (132,611)   (106,446)     (55,129)    (37,894)
                                         --------    --------     --------     -------
Total Consolidated                        556,791     587,409      153,682     174,888
                                         ========    ========     ========     =======

(1) Operating profit is earnings before interest, taxes, amortization, interest rate swap losses and gains, foreign exchange losses and gains, investment gains, dividend income, interest in earnings of equity accounted affiliates and realized currency translation gains and losses.

(2) Represents revenue from third parties. In addition the following segments recorded intercompany revenues: Canadian Entertainment - $4.887 million (2002 - $1.890 million), Canadian Television - $0.205 million (2002 - nil), Publishing and Online - Canada - nil (2002 - $1.150 million).

(3) Elimination of proportionate interest in Australia's Network TEN and Outdoor.

8.       UNITED STATES ACCOUNTING PRINCIPLES

         These interim financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States ("U.S.") differs from Canadian GAAP. The principal differences affecting the Company are disclosed in the last annual financial statements with the exception of the following reconciling item.

         AMENDMENT TO PURCHASE EQUATION

         Under U.S. GAAP, the settlement of tax issues acquired through a business acquisition result in amendment to the purchase equation. In accordance with Canadian GAAP, the impact is recorded in earnings.

         RECONCILIATION OF FINANCIAL STATEMENTS

         CONSOLIDATED STATEMENTS OF EARNINGS

         The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:


                                                               FOR THE THREE MONTHS ENDED
                                                                       NOVEMBER 30
                                                               --------------------------
                                                               2003                 2002
                                                               $000                 $000
Net earnings in accordance with Canadian GAAP                  97,656               85,284
Pre-operating costs net of tax of $169 (2002 - ($242))           (356)                 748
Realization of cumulative translation adjustments net
  of  tax of nil                                                 (500)                   -
Programming costs imposed by regulatory requirement
  net of tax of $682 (2002 - $620)                               (904)                (822)
Integration costs related to CanWest Publications
  net of tax of $109                                                -                 (193)
US GAAP adjustments in equity accounted affiliates
  net of tax of ($882)                                          1,567                    -
Reclassification of interest on junior subordinated notes
  from equity net of tax of $7,845 (2002 - $9,167)            (14,062)             (14,071)
Amendment to purchase equation                                 (7,000)                   -
Tax rate change - not enacted                                  17,991                    -
Unrealized gain (loss) on interest rate and cross-
  currency swaps and translation of foreign denominated
  debt net of tax of $3,502 (2002 - $1,856)                    11,447                  457
                                                              -------              -------

Net earnings in accordance with U.S. GAAP                     105,839               71,403
                                                              =======              =======

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